UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended                      December 31, 2003

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from          to

             Commission file number

             A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Onyx Acceptance Corporation

401(k) Savings Plan

             B.     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Onyx Acceptance Corporation
27051 Towne Centre Drive
Suite 100
Foothill Ranch, CA 92610

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Onyx Acceptance Corporation 401(k) Savings Plan

Dated: June 30, 2004	By:	/s/ DON DUFFY Don Duffy Executive Vice President, Chief Financial Officer and Director

Kushner  ▪  Smith  ▪  Joanou  ▪  Gregson

CERTIFIED PUBLIC ACCOUNTANTS

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Financial Statements
and
Supplementary Information
Years Ended December 31, 2003 and 2002
(With Independent Auditor’s Report Thereon)

Kushner, Smith, Joanou & Gregson, LLP

8105 Irvine Center Dr.	▪	Suite 1000	▪	Irvine California 92618	▪	949-261-2808	▪	FAX 949-261-0188

Page
Number
Independent Auditor’s Report	1
Statements of Net Assets Available for Plan Benefits - December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Plan Benefits — Years Ended December 31, 2003 and 2002	3
Notes to Financial Statements — December 31, 2003 and 2002	4 - 10
Supplementary Information:
Schedule 1: Schedule of Assets Held for Investment Purposes at End of Year — December 31, 2003	11
EXHIBIT 23.01

Kushner ▪ Smith ▪ Joanou ▪  Gregson

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR’S REPORT

Participants and Trustees
Onyx Acceptance Corporation 401(k) Saving Plan

We have audited the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits of the Onyx Acceptance Corporation 401(k) Savings Plan (the Plan), as of and for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan and the changes in net assets available for plan benefits as of and for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 4, 2004

Kushner, Smith, Joanou & Gregson, LLP

8105 Irvine Center Dr.	▪	Suite 1000	▪	Irvine California 92618	▪	949-261-2808	▪	FAX 949-261-0188

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

ASSETS

	2003	2002
Investments at fair value (Notes 2, 3, and 4)	$7,561,267	$3,381,810
Participant loans receivable	299,132	169,128

Total investments	7,860,399	3,550,938

Contributions receivable
Employer contributions	473,564	439,415
Participant contributions	74,247	49,898

Total receivables	547,811	489,313

Net assets available for plan benefits	$8,408,210	$4,040,251

See accompanying notes to financial statements

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Statements of Changes in
Net Assets Available for Plan Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Contributions:
Employer contributions	$473,564	$439,415
Participant contributions	1,451,570	1,214,815
Participant rollovers	43,579	18,117

Total contributions	1,968,713	1,672,347

Investment income:
Participant loan interest	12,324	18,344
Net appreciation (depreciation) in the fair value of investments	3,018,362	(1,297,668)
Other income (loss)	3,299	(18,005)

Total investment income (loss)	3,033,985	(1,297,329)

Total additions	5,002,698	375,018

Deductions from net assets attributed to:
Benefits paid to participants	615,499	622,191
Corrective distributions	—	5,598
Administrative expenses	19,240	9,817

Total deductions	634,739	637,606

Net increase (decrease)	4,367,959	(262,588)
Net assets available for plan benefits — beginning of year	4,040,251	4,302,839

Net assets available for plan benefits — end of year	$8,408,210	$4,040,251

See accompanying notes to financial statements

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN

The following description of Onyx Acceptance Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all of the employees of Onyx Acceptance Corporation and Subsidiaries (the Company) who have completed six months of eligibility service and are at least 21 years old. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The assets of the Plan are held and invested by CNA Trust Company (CNA), acting as trustee, custodian and recordkeeper.

Eligibility — Employees are eligible to enter the Plan following the completion of the sixth month of employment with the Company, and the employee has reached his or her 21st birthday.

Contributions and Withdrawals — Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer up to the lesser of 20 percent of their eligible compensation or a fixed amount determined annually by the Internal Revenue Service. The Company can make a discretionary matching contribution annually to participants. Currently, the Company’s potential match is up to 50 percent of participant contributions up to the first 6 percent of eligible contributions depending upon the years of service, subject to approval annually by the Board of Directors. For the years ended December 31, 2003 and 2002, the Company made matching contributions of $473,564 and $439,415, respectively. The Company may also make discretionary profit sharing contributions under the Plan. The Company made no discretionary contributions to the Plan for the years ended December 31, 2003 and 2002.

Participants in service may make hardship withdrawals from their accounts upon demonstrating immediate and heavy financial need as defined by provisions of the IRC.

(Note 1 continued on the following page)

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Vesting - Participants are vested on their contributions plus earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants:

Years of Service	Vested Benefit Percentage
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Participant Accounts - Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution, (b) any Company discretionary contribution, and (c) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of discretionary contributions are based on participant account balances. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59-1/2. Participants age 59-1/2 taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

(Note 1 continued on the following page)

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Participant Loans — Participants may borrow 50 percent of their vested account balance up to $50,000 at the prime rate plus 1 percent, with payment of principal and interest made through payroll deductions. A general loan will have a term of 5 years or less. Home loans can be repaid over a reasonable period of time that may exceed 5 years. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value.

Administrative Expense — Administrative expense, other than certain miscellaneous charges by the Trustee, are paid for by the Company on behalf of the Plan. Payments of administrative expenses on behalf of the Plan constitute exempt party-in-interest transactions, and are not reflected in the Statement of Changes in Net Assets Available for benefits.

Forfeitures — Forfeitures of unvested Plan assets are used to reduce the Company’s contributions and costs of administering the Plan. Total forfeitures at December 31, 2003 and 2002 were $91,814 and $59,938, respectively. The $59,938 in forfeitures was used to reduce the Company’s matching contributions during the year ended December 31, 2003.

Reclassifications — The financial statements for the year ended December 31, 2002 contain certain reclassifications, which have no effect on changes in net assets available for plan benefits, to conform to the current period presentation at December 31, 2003.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

Basis of Presentation - The financial statements have been prepared in compliance with the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(Note 2 continued on the following page)

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments - Investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is included in the investment’s value. Purchases and sales of securities are recorded on a trade date basis. Dividends are on the ex-dividend date.

Risks and Uncertainties - The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the Statements of Net Assets Available for benefits and the Statements of Changes in Net Assets Available for benefits.

NOTE 3 — INVESTMENTS

Investment accounts greater than 5 percent of the Plan net assets as of December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Alliance Technology Fund	$925,527	$489,146
Alliance Worldwide Privatization Fund	—	292,721
Alliance Global Small Cap Fund	—	206,568
Alliance Premier Growth Fund	804,703	516,089
Alliance Growth Fund	607,995	374,218
Alliance Growth & Income Fund	773,021	417,395
AFD Exchange Reserves Fund	424,742	369,940
Onyx Acceptance Corp. Common Stock	2,854,560	515,948

	$6,390,548	$3,182,025

During 2003 and 2002, the Plan’s investments (including, gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,018,362 and ($1,297,668), respectively.

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 4 — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31,	December 31,
	2003	2002
Investments, at fair value:
Onyx Acceptance Corporation Common Stock	$1,950,253	$360,407

Changes in net assets:
Contributions	$439,415	$408,594
Net realized and unrealized appreciation (depreciation) in fair value	1,443,671	(357,445)
Benefits paid to participants	(109,810)	(47,497)
Transfers to participant-directed investments	(183,430)	(81,052)

	$1,589,846	$(77,400)

NOTE 5 — EMPLOYER STOCK

Participants may invest their contributions into the Onyx Acceptance Stock Fund and are permitted to transfer funds from the Plan’s other investment options into the Onyx Acceptance Stock Fund. Participants may not, however, transfer Company matching or discretionary contributions out of the Onyx Acceptance Stock Fund into any of the Plan’s other funds. At December 31, 2003 and 2002, investments in Onyx Acceptance Corporation common stock comprised 36 percent and 14 percent, respectively, of total net assets available for benefits.

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 6 — PARTY-IN-INTEREST

Certain Plan investments are managed by CNA Trust. CNA Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $19,240 and $9,817 for the years ended December 31, 2003 and 2002, respectively.

NOTE 7 — PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account balance as of the date of the termination.

NOTE 8 — TAX STATUS

The Internal Revenue Service has determined and informed CNATrust by letter dated May 24, 1991 that its Adoption Agreement known as Defined Contribution Master Plan No. 1 (the “master plan”) and related trust, are designated in accordance with applicable sections of the IRC. The Company has adopted the master plan and trust in full as if the Company was a signatory to that Agreement. However, the Plan as adopted and amended has not been evaluated by the IRS and as such no determination has been made as to the Plan’s compliance with the IRC. The Plan had applied for a determination letter which is pending the Internal Revenue Code approval. The Company and Plan Administrator believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan, is expected to continue as exempt from federal income taxes.

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net appreciation (depreciation) in the fair value of investments per the Form 5500 to the financial statements at December 31, 2003 and 2002:

2003
Unrealized appreciation of investments per the 5500	$1,895,313
Net gain on sale of assets per the 5500	167,984
Net investment gain on registered investment companies per the 5500	955,065

Net appreciation in the fair value of investments per the financial statements as of December 31, 2003	$3,018,362

2002
Unrealized (depreciation) of investments per the 5500	$(430,154)
Net (loss) on sale of assets per the 5500	(36,346)
Net investment (loss) on registered investment companies per the 5500	(831,168)

Net (depreciation) in the fair value of investments per the financial statements as of December 31, 2002	$(1,297,668)

Schedule 1	11

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2003

EIN #33-0577635
PN #001

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,		Current
	lessor, or similar party	collateral, par or maturity value	Cost	Value
*	CNA Trust	AFD Exchange Reserves Fund	$—	$424,742
*	CNA Trust	Alliance Technology Fund	—	925,527
*	CNA Trust	Alliance Worldwide Privatization Fund	—	388,444
*	CNA Trust	Alliance Global Small Cap Fund	—	362,187
*	CNA Trust	Alliance Premier Growth Fund	—	804,703
*	CNA Trust	Alliance Growth Fund	—	607,995
*	CNA Trust	Alliance Growth & Income Fund	—	773,021
*	CNA Trust	Alliance Corporate Bond Portfolio	—	306,514
*	CNA Trust	Alliance Americas Government Income Fund	—	30,540
*	CNA Trust	Alliance Balanced Shares Fund	—	83,034
**	Onyx Acceptance Corporation	Common Stock	1,294,174	2,854,560
	Participant Loan's	Interest rates range from 5.0% to 10.5%
		and are collateralized by participant
		account balances	—	299,132

				$7,860,399

*	A party-in-interest for which a statutory exemption exists.

**	Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Accountants